EVEREST

199 SOUTH LOS ROBLES AVENUE, SUITE 200  --  PASADENA, CALIFORNIA  91101

TEL (626) 585-5920  --  FAX  (626) 585-5929

May 1, 2017

VIA EDGAR Upload

Mr. Perry J. Hindin

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: KBS Real Estate Investment Trust II, Inc. (“Subject Company”)
Schedule TO filed by Everest REIT Investors I, LLC (“Bidder”)
Filed April 27, 2017; File No. 5-87404

Dear Mr. Hindin:

This letter responds to the Staff's comments conveyed in your letter of April 28, 2017. Numbered paragraphs below correspond to the numbered paragraphs in your letter.

1. As stated in Exchange Act Release No. 43069 (“Release”), Rule 14e-1(c) does not define “promptly.” The second paragraph of Section II.D of the Release is directly applicable to the Subject Company. The Subject Company’s securities are not listed on any exchange or interdealer quotation system, and as such it is subject to the same type of transfer delays that applied to the SEC-registered, unlisted limited partnerships that were commonplace in 2000, when the Release was issued. The Bidder is a third party; we have no affiliation with the Subject Company. As we stated in our disclosure, we do not control the transfer process. Consistent with the recommendations of the Release, we disclosed the anticipated time frame for settlement. Given the foregoing, we believe our offer complies with Rule 14e-1(c) and with the guidance provided by the Release.

Please contact the undersigned if you have any questions regarding our responses to the Staff's comments and to advise us if the Staff has any further comments.

Very truly yours,

/S/ Christopher K. Davis

Senior Vice President and General Counsel

CKD:ckd

L.17.05.01 Response SEC